SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Golar LNG Limited

(Name of Issuer)

Common Shares, par value $1.00 per share

(Title of Class of Securities)

G9456A100

(CUSIP Number)

June 7, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9456A100

1	NAMES OF REPORTING PERSONS Naria Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

	5	SOLE VOTING POWER

NUMBER OF		10,284,166(1)
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,284,166(1)
WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,284,166(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1)         The total number of Common Shares, par value $1.00 per share (the “Common Shares”), of Golar LNG Limited (the “Issuer”) reported as beneficially owned includes (i) 4,784,166 Common Shares held directly by Naria Inc. (“Naria”) and (ii) 5,500,000 Common Shares pursuant to the exercise of share options held directly by Naria, which will be settled within 60 days.

(2)        The percentage of Common Shares reported as beneficially owned is calculated based on the number of Common Shares described in footnote (1) above and, as the denominator, 104,578,080 Common Shares outstanding as of December 31, 2023, as reported in the Issuer’s Annual Report on Form 20-F, filed with the SEC on March 28, 2024.

CUSIP No. G9456A100

1	NAMES OF REPORTING PERSONS Perenco International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

	5	SOLE VOTING POWER

NUMBER OF		10,284,166(1)
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,284,166(1)
WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,284,166(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

(1)        The total number of Common Shares of the Issuer reported as beneficially owned includes (i) 4,784,166 Common Shares held directly by Naria and (ii) 5,500,000 Common Shares pursuant to the exercise of share options held directly by Naria, which will be settled within 60 days.

(2)        The percentage of Common Shares reported as beneficially owned is calculated based on the number of Common Shares described in footnote (1) above and, as the denominator, 104,578,080 Common Shares outstanding as of December 31, 2023, as reported in the Issuer’s Annual Report on Form 20-F, filed with the SEC on March 28, 2024.

CUSIP No. G9456A100

Item 1.

(a)        Name of Issuer:

Golar LNG Limited (the “Issuer”)

(b)        Address of Issuer’s Principal Executive Offices:

S.E. Pearman Building

2nd Floor,

9 Par-la-Ville Road, Hamilton

HM 11, Bermuda

Item 2.

(a)        Name of Person Filing:

Naria Inc. (“Naria”)

Perenco International Limited (“Perenco”) (collectively, the “Reporting Persons”)

(b)        Address of Principal Business Office or, if none, Residence

The principal business office of each reporting entity is Perenco, 5 Caves Village, West Bay Street, Nassau, Bahamas.

(c)        Citizenship:

Each reporting entity is organized and exists under the laws of the Commonwealth of The Bahamas.

(d)        Title of Class of Securities:

Common Shares, par value $1.00 per share (the “Common Shares”).

(e)        CUSIP Number:

G9456A100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.        Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)        Amount beneficially owned:

The total number of Common Shares of the Issuer reported as beneficially owned includes (i) 4,487,166 Common Shares held directly by Naria and (ii) 5,500,000 Common Shares pursuant to the exercise of share options held directly by Naria, which will be settled within 60 days. Such securities may be deemed to be beneficially owned by Perenco, its parent holding company, whose board (comprised of three or more individuals) exercises voting and investment power over the securities. Each of the affiliated entities, officers, directors, partners, members and managers of the Reporting Persons disclaim beneficial ownership of these securities.

(b)        Percent of class:

See the response to Item 11 on the attached cover pages.

(c)        Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See the responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2024

Naria Inc.

By:	/s/ Jonathan Parr
Name:	Jonathan Parr
Title:	General Counsel

Perenco International Limited

By:	/s/ Jonathan Parr
Name:	Jonathan Parr
Title:	General Counsel